GlobalFoundries Announces Leadership Transition
to Drive Next Phase of Growth

Dr. Thomas Caulfield appointed Executive Chairman, Tim Breen named CEO and Niels Anderskouv named President and COO
MALTA, N.Y., February 5, 2025 – GlobalFoundries (Nasdaq: GFS) (GF) today announced, following a rigorous succession planning process, its Board of Directors has appointed Dr. Thomas Caulfield as Executive Chairman and Tim Breen as Chief Executive Officer. Caulfield succeeds Ahmed Yahia who will step down from the Board and his role as Chairman after more than a decade in the position. Breen, who has been with GF since 2018, and is currently Chief Operating Officer (COO), succeeds Caulfield. In addition, Niels Anderskouv, currently GF’s Chief Business Officer, has been appointed GF’s President and COO. With a strong foundation in place, this leadership transition positions GF to accelerate its next phase of growth. These changes will become effective April 28, 2025.
“I am extremely proud of all that we have accomplished at GF,” said Yahia. “In partnership with our customers, we have built GF into a leading semiconductor manufacturer, with a differentiated technology portfolio and a truly global footprint. With a solid strategic foundation and strong execution capabilities in place, it’s the right time to take the company to the next level. In this context, the Board and Tom selected Tim as its new CEO. Tim has a clear vision for GF, a well-articulated strategy, an impeccable operational track record and a proven ability to drive business performance. The Board is also delighted that Tom will remain closely engaged with the company in his new capacity of Executive Chairman and will continue to focus on strategic industry, academia and government partnerships. Tom has been a superb leader for the company, a values-driven CEO who put the company on the path to sustained success. We are deeply grateful for his leadership over the past seven years.”
“Following a thoughtful, multi-year succession planning process the board unanimously selected Tim to be GF’s next CEO,” said David Kerko, Lead Independent Director of the GF Board. “We are confident he is the right person to guide GF forward and are excited to work closely with him as the company continues to build on its strong momentum.”
“I am truly honored and excited to be appointed as the next CEO of GF,” said Breen. “GF is uniquely positioned with our talented team, differentiated technology and geographically diverse manufacturing footprint to meet our global customers’ needs. I appreciate the confidence that the Board has placed in me, and I look forward to partnering with Tom and Niels to expand our portfolio, deepen our customer focus, accelerate our growth and deliver increasing value for our shareholders.”

“Since joining GF, Tim has played a critical role as my co-pilot in shaping the strategy of the company,” said Caulfield. “In his current role as COO, Tim has made a tremendous impact integrating GF’s global operations and driving performance while accelerating our digital and sustainability transformations. As the AI wave moves from cloud to edge, GF is uniquely positioned to accelerate growth and continue to innovate, deliver and create value for all our stakeholders, and I am fully confident in Tim’s ability to lead the company into this next phase.”
“I am also looking forward to Niels assuming an even greater responsibility for end-to-end execution of commercial strategy, product differentiation and global manufacturing,” continued Caulfield. “Since joining the team in 2023, Niels has set a clear strategy for building differentiated products, value-added services and establishing durable partnerships with our customers. Together, Tim and Niels have the vision and experience to guide the company forward.”
“Finally, I want to express my deepest gratitude to Ahmed for his tireless efforts and exceptional leadership over the past eleven years,” said Caulfield. “His vision and dedication have been instrumental in shaping GF into the company it is today.”
Caulfield became President and CEO of GF in 2018. During his tenure he repositioned the technology portfolio to focus on differentiated, essential chips and steered the company to sustainable profitability. In 2021, he spearheaded GF’s IPO, one of the largest semiconductor IPOs in history. Amid a global chip shortage, he focused on building resilient supply chains, investing in new manufacturing capacity and forging partnerships with key customers and governments.
Breen oversees the company’s global operations, including the manufacturing, quality, supply chain and IT teams, based in New York. Prior to becoming COO in 2023, he served in various senior executive roles encompassing strategy, business transformation and finance as a close partner and advisor to the CEO since 2018. Prior to joining GF, Breen was a senior member of the executive team at Mubadala Investment Company where he led global projects and investments across numerous sectors from energy and industrials to consumer and life sciences, including contributing to the creation of several multi-billion-dollar companies. He has also served on the board of several public and private companies, including his current position of Chairman of NOVA Chemicals. Earlier in his career, after graduating from the London Business School, he was a partner at McKinsey & Company.
Anderskouv joined GF as Chief Business Officer in 2023 with responsibilities for leading GF’s product and technology roadmap, business and commercial strategy as well as the company’s go-to-market execution. He brings more than 25 years of experience in engineering, manufacturing, executive management and global leadership in the semiconductor industry. Prior to joining GF, he served as Senior Vice President and Executive Officer at Texas Instruments, where he was responsible for the company’s multi-billion-dollar Analog Power business. Anderskouv holds a Master of Science in Electrical Engineering from the Technical University of Denmark (DTU) in Copenhagen.
GF will host a conference call on Tuesday, February 11, 2025, at 8:30 a.m. ET to review the company’s fourth quarter and full-year 2024 financial results. The leadership team welcomes interested parties to join the scheduled conference call by registering here.
The company’s financial results and a webcast of the conference call will be available on GF’s Investor Relations website at https://investors.gf.com.
About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for the automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe, and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented and diverse team delivers results with an unyielding focus on security, longevity, and sustainability. For more information, visit www.gf.com.
©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.
Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.
GF Contacts:
Erica McGill, Corporate Communications
erica.mcgill@gf.com

Eric Chow, Investor Relations
eric.chow@gf.com